SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



Star Bulk Carries Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

Y816K121

(CUSIP Number)

December 31, 2013

(Date or Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



Rule 13d-1(b)



Rule 13d-1(c)   X



Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. Y8162K121
13G

1.
Names of Reporting Persons: Harsha Gowda


2.
Check the Appropriate Box if a Member of a Group (see instructions)

(a)

(b)
3.
SEC USE ONLY


4.
Citizenship or Place of Organization

New York, United States of America


Number of

Shares

Beneficially

Owned by

Each

Reporting

Person With:
5.
Sole Voting Power:

1,208,999 shares of Common Stock (1)



6.
Shared Voting Power:

642,644 shares of Common Stock(2)



7.
Sole Dispositive Power:

1,208,999 shares of Common Stock (1)



8.
Shared Dispositive Power:

642,644 shares of Common Stock (2)


9.
Aggregate Amount Beneficially Owned by Each Reporting Person:

1,851,643 shares of Common Stock


10.
Percent of Class Represented by Amount in Row 9

6.38% (3)


11.
Type of Reporting Person (see instructions)

IN






 (1) This amount reflects the number of shares held directly held by the Reporting Person as well as a fund controlled by the Reporting Person.



 (2)  This amount reflects shares held by third parties.
The Reporting Person has the authority to vote and direct the disposition of such shares.



 (3) This percentage is calculated based upon 29,059,671 shares of the Issuer's Common Stock outstanding (as of October 21, 2013), as set forth in the Issuer's 424(b)(3) Prospectus filed with the Securities and Exchange Commission on November 12, 2013.




Item 1(a).


Name of Issuer:



Star Bulk Carries Corp.


Item 1(b).
Address of Issuer's Principal Executive Offices:



c/c Star Bulk Management Inc.
40 Agiou Konstantinou Street
15124 Maroussi
Athens, Greece


Item 2(a).
Name of Person Filing:



Harsha Gowda


Item 2(b).
Address of Principal Business Office or, if none, Residence:



Blueshore Capital Management
4830 West Kennedy Blvd.

Suite 600

Tampa, FL 33626


Item 2(c).
Citizenship:



New York, United States of America


Item 2(d).
Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).
CUSIP Number:

Y8162K121


Item 3.


Not applicable.


Item 4. Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person filing this Schedule 13G is provided as of December 31, 2013:


Shares Held Directly:  8,999



Sole Voting Power (1):  1,208,999



Shared Voting Power(2): 642,644



Sole Dispositive Power (1):  1,208,999



Shared Dispositive Power (2): 642,644



Beneficial Ownership: 1,851,643



Percentage of Class (1): 6.38%





(1) This amount reflects the number of shares held directly held by the Reporting Person as well as a fund controlled by the Reporting Person.



(2)  This amount reflects shares held by third parties.  The
Reporting Person has the authority to vote and direct the disposition of such shares.



(3) This percentage is calculated based upon 29,059,671 shares of the Issuer's Common Stock outstanding (as of October 21, 2013), as set forth in the Issuer's 424(b)(3) Prospectus filed with the Securities and Exchange Commission on November 12, 2013.


Item 5. Ownership of 5 Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: o


Item 6. Ownership of More than 5 Percent on Behalf of Another Person


Other parties have the right to receive or the power to direct the receipt of dividends from and the proceeds from the sale of the shares controlled by the Reporting Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


Not applicable.


Item 8. Identification and Classification of Members of the Group


Not applicable.


Item 9.

Notice of Dissolution of a Group


Not applicable.


Item 10. Certification


Not applicable.






SIGNATURES





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: January 24, 2014



/s/Harsha Gowda